UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 3)*
Under the Securities Exchange Act of 1934
M&T BANK CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.50 per share
(Title of Class of Securities)
55261F 10 4
(CUSIP Number)
Bryan Sheridan
Allied Irish Banks, p.l.c.
Bankcentre
Ballsbridge
Dublin, Ireland 4
Ireland
Telephone: 011-353-1-641-4646
(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)
November 4, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: ALLIED IRISH BANKS, P.L.C. (IRS IDENTIFICATION NO: 13-1774656)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

IRELAND

	7.	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

REPORTING	9.	SOLE DISPOSITIVE POWER:
PERSON
WITH		0 Shares

	10.	SHARED DISPOSITIVE POWER:

0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON:

HC

     This Amendment No. 3, filed by Allied Irish Banks, p.l.c. (“AIB”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2003 (the “Initial Statement”), as amended and supplemented by Amendment No. 1 to the Initial Statement filed with the Commission on April 2, 2010, and Amendment No. 2 to the Initial Statement filed with the Commission on October 8, 2010, each with respect to the common stock, par value $0.50 per share (the “Common Stock”), of M&T Bank Corporation, a New York corporation (“M&T”). Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended and supplemented. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, as amended.
ITEM 5. Interest in Securities of the Issuer
     The information contained in Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
          (a)-(b) As a result of the transaction described in Item 5(c) and Item 6 of this Schedule 13D, AIB has ceased to beneficially own any shares of Common Stock.
          (c) On November 1, 2010, AIB’s shareholders approved the disposition by AIB of all of the shares of Common Stock owned by it. On November 4, 2010, in accordance with the terms of AIB’s 26,700,000 Contingent Mandatorily Exchangeable Notes due November 15, 2010 (the “Notes”), each Note was mandatorily exchanged for one share of Common Stock, for no additional consideration. The shares of Common Stock so exchanged constituted all of the shares of Common Stock owned by AIB.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2010

ALLIED IRISH BANKS, p.l.c.

By: Name:	/s/ Bernard Byrne Bernard Byrne
Title:	Chief Financial Officer